EXHIBIT 21.1

Subsidiaries of Replimune Group, Inc.

Name of Subsidiary	Jurisdiction
Replimune, Inc.	Delaware
Replimune Limited	United Kingdom
Replimune Securities Corporation	Massachusetts
Replimune (Ireland) Limited	Ireland

EU1/ 55029326.1